SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telecom Argentina S.A.

Item

1.   Summary of the resolutions approved by the General Ordinary Shareholders’ Meeting held on November 30, 2017

FREE TRANSLATION

TELECOM ARGENTINA S.A.

Summary of the resolutions approved by the General Ordinary

Shareholders’ Meeting held on November 30, 2017

The following resolutions were adopted by the shareholders upon reviewing each of the points included in the Agenda:

1)          Appointment of two shareholders to approve and sign the Minutes of the Meeting

Ms. María Verónica Tuccio, representative of Nortel Inversora S.A. and Ms. María Catalina Benedetti, representative from Administración Nacional de Seguridad Social - Fondo de Garantía de Sustentabilidad – Law N° 26.425 (hereafter the ‘ANSeS’), were appointed.

2)          Consideration of the delegation of powers into the Board of Directors to arrange the full or partial withdraw of the “Reserve for Future Cash Dividends” and the distribution of the withdrawn funds in concept of cash dividends, in the amounts and dates determined by the Board of Directors.

It was approved the delegation of powers into the Board of Directors of the Company to withdraw up to the amount of 6,940.5 million Pesos from the “Reserve of Future Cash Dividends” and to arrange the distribution of the withdrawn funds in concept of cash dividends, in one or more installments and in the amounts and dates determined by the Board of Directors.

The Shareholders’ Meeting was attended by the accountant Nora Lavorante on behalf of the Buenos Aires Stock Exchange.

Sincerely,

Mariano M. Ibañez

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	December 1, 2017	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations